May 30, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:	salesforce.com, inc.

Form 10-K for the Fiscal Year Ended January 31, 2014

Filed March 5, 2014

File No. 001-32224

Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated May 13, 2014 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.	We note that in your earnings call for the quarter ended January 31, 2014, you discuss the number of transactions delivered during quarter and the percentage increase over the comparable quarter. However, we were not able to locate disclosure of this metric in your Form 10-K. Please tell us what consideration was given to disclosing this metric in MD&A. In this regard, tell us whether the number of transactions delivered is a key performance indicator for your business. Refer to Section III.B.1 of SEC Release 33-8350.

We respectfully advise the Staff that we did not include the number of transactions delivered during the quarter and the percentage increase over the comparable quarter in our Form 10-K because we do not believe these metrics are key performance indicators of our financial condition or our operating performance. Specifically, there is no direct correlation between the transaction activity and our financial results, for example revenue or expense growth. Additionally, transaction activity cannot be relied upon as an indicator of future performance.

We respectfully also advise the Staff that we publish the number of transactions daily on our corporate website, available at trust.salesforce.com/trust/status, along with other information such as the average speed of transactions and potential performance issues. From time to time, we discuss the transaction activity metric on our earnings calls to show the growing usage of our service by our customers and to highlight the scalability of our service. Given that this information may be helpful to our investors and customers however, in response to the Staff’s comment, we anticipate including in the Business Section of our next Form 10-K the transactional volume and percentage change in annual transactions. Below is an illustration of the proposed disclosure:

“Our transactional volume, representing transactions processed through our platform, was XX billion for fiscal year 2015, an increase of X% as compared to fiscal 2014.”

Liquidity and Capital Resources, page 52

2.	We note that in response to comment 1 in your letter dated September 17, 2012, you indicated that you would revise future filings to include additional discussions of significant fluctuations in working capital accounts including a specific discussion of [DSO] and the relationship of this metric to deferred revenue, as well as other factors to the extent applicable.” However, we further note that you have not provided such disclosure. Please tell us what consideration was given to explaining the underlying causes of significant changes in accounts receivable including a discussion of DSO and changes therein. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

We respectfully advise the Staff that, beginning in our Form 10-K for fiscal 2013 and all filings thereafter, we have included all of the additional disclosures mentioned in our letter dated September 17, 2012 with the exception of the DSO (days sales outstanding) metric.

After providing our September 17, 2012 response, upon further consideration, we determined that DSO was not a key measure of liquidity performance to us, and we were concerned that the inclusion of DSO data could lead to potential confusion on the part of an investor not familiar with the specific characteristics of our business model. These characteristics include ratable revenue recognition over the term of our customer contracts and the seasonal nature of our billings, as discussed in our filings. Based on this assessment, although we had discussed DSO during some earnings calls prior to our September 2012 response, we stopped providing DSO data entirely on our earnings calls since then and we have not disclosed DSO data in our SEC filings.

As noted in our filings, we provide a supplemental qualitative discussion of what impacts our accounts receivable, deferred revenues and cash flows, including current and expected trends. For example, we disclose that our fourth quarter has historically been our strongest quarter for new business and renewals due to the compounding effect of seasonality in both overall business and increased annual cycle billing patterns. Therefore the value of customer billings during the fourth quarter contributes to higher accounts receivable and deferred revenue balances as of year-end. The operating cash flow benefit of increased billing activity generally occurs in the subsequent quarter when we are paid by our customers.

We believe that this supplemental disclosure provides our investors with a better explanation of the trends in liquidity and a better understanding of our current and future cash flows as compared to disclosing DSO, which will vary depending on the billing patterns noted above.

Supplementally, we further note to the Staff that DSO can be directly calculated by an investor using the financial information included in our filings.

Non-GAAP Financial Measures

Non-GAAP gross profit, Non-GAAP operating profit and Non-GAAP net income

Income Tax Effects and Adjustments, page 56

3.

We note that your non-GAAP tax provision excludes the tax effects of adjustments to GAAP net loss and certain tax items not directly related to the current fiscal year’s ordinary operating results. We further note your disclosure that such tax items “include, but are not limited to, changes in the valuation allowance related to deferred tax assets, certain acquisition-related costs and unusual or infrequently occurring items.” Please provide us with the calculation of the tax effects and adjustments for the periods presented. Refer to Compliance and Disclosure Interpretation Question 102.11 for guidance.

We respectfully advise the Staff that our non-GAAP income tax provision excludes the tax effects of our non-GAAP pre-tax reconciling items and certain other tax items not directly related to that fiscal year’s ordinary operating results. During the third quarter of fiscal 2013, we recorded for GAAP purposes a valuation allowance against a significant portion of our U.S. deferred tax assets. During fiscal 2014, we recorded a partial valuation allowance release, primarily in connection with the acquisition of ExactTarget. The increasing number of tax adjustments reflected below was the result of the GAAP valuation allowance and the Company’s increasing acquisition activities.

We respectfully advise the Staff that the calculation of our non-GAAP tax expense for the periods presented is as follows.

(in thousands)		Fiscal Year Ended January 31,
		2012	2013	2014
GAAP Tax Expense (Benefit)		$(21,745)	$142,651	$(125,760)

GAAP to Non-GAAP Adjustments - tax effects of:
Stock-based expenses, amortization of purchased intangibles and amortization of debt discount, net	(1)	103,730	169,501	229,277
Deferred tax asset partial valuation (reserve) release	(2)	0	(186,806)	25,048
State income tax credits not benefited	(3)	0	0	5,325
Acquisitions-related costs	(4)	0	0	(19,708)
Other, net	(5)	0	(4,324)	2,787

Total adjustments		103,730	(21,629)	242,729

Non-GAAP Tax Expense		$81,985	$121,022	$116,969

(1)	The Company excluded stock-based expenses, amortization of purchased intangibles, and amortization of debt discount, net, in reporting its Non-GAAP net income. Accordingly, the Company excluded the related tax effects of these items. The related tax effects were computed by applying the relevant statutory tax rate to these items for each respective jurisdiction.
(2)	During fiscal 2013, the Company evaluated both positive and negative evidence related to the likelihood of the realization of the deferred tax assets and determined that the negative evidence outweighed the positive evidence due to the cumulative GAAP loss in recent years and forecasted future GAAP losses. As a result, a valuation allowance was established against a significant portion of the deferred tax assets in Q3 fiscal 2013. However, a valuation allowance would not be necessary on a non-GAAP basis given the Company’s non-GAAP operating income. As a result, the Company excluded its GAAP valuation allowance recorded during the period when computing its non-GAAP tax expense.
(3)	During fiscal 2014, California mandated a change to the way it apportioned income to the state, which significantly reduced the Company’s California income tax expense. Accordingly, for computing Non-GAAP tax expense, the Company did not recognize tax benefits related to certain California R&D tax credits as the Company believed these credits may not be realized given the lowered California income tax expense.

(4)	During fiscal 2014, the Company excluded certain tax effects related to acquisitions in computing its non-GAAP tax expense. The majority of this adjustment was attributable to non-cash tax costs associated with the transfer of purchased intangibles. This non-cash tax item was excluded because the decisions which gave rise to these non-cash tax costs were neither made to increase revenue nor directly related to performance in any particular period, but were made for the Company’s long-term benefit over multiple periods. The remainder of this adjustment included the tax effects of legal and accounting fees incurred to facilitate transactions, which amount was not material. The related tax effects were computed by applying the relevant statutory tax rate to these items for each respective jurisdiction.
(5)	Other, net included multiple items that were immaterial either on an individual basis or an aggregate basis.

*    *    *

Finally, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 901-5140, my facsimile number is (415) 901-7040 and my email address is gsmith@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Graham Smith
Chief Financial Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.

Burke F. Norton, Chief Legal Officer, salesforce.com, inc.

Joe Allanson, Senior Vice President, Chief Accountant and Controller, salesforce.com, inc.

Amy Weaver, Senior Vice President, General Counsel, salesforce.com, inc.

Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron J. Alter, Wilson Sonsini Goodrich & Rosati

Craig R. Smith, Ernst & Young LLP

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